QuickLinks -- Click here to rapidly navigate through this document
PROSPECTUS SUPPLEMENT (To Prospectus dated June 5, 2006)	Filed Pursuant to Rule 424(b)(3) Registration No. 333-133184

The Neiman Marcus Group, Inc.

9%/9 3/4% Senior Notes due 2015
10 3/8% Senior Subordinated Notes due 2015

Recent Developments

        We have attached to this prospectus supplement the Current Report on Form 8-K filed today by Neiman Marcus, Inc. The attached information updates and supplements The Neiman Marcus Group, Inc.'s Prospectus dated June 5, 2006.

        You should carefully consider the risk factors beginning on page 19 of the Prospectus before investing.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

        This prospectus will be used by Credit Suisse Securities (USA) LLC in connection with offers and sales in market-making transactions at negotiated prices related to prevailing market prices. Credit Suisse Securities (USA) LLC has advised us that it is currently making a market in the securities; however, it is not obligated to do so and may stop at any time. Credit Suisse Securities (USA) LLC may act as principal or agent in any such transaction. We will not receive the proceeds of the sale of the securities but will bear the expenses of registration. See "Plan of Distribution" in the Prospectus.

Credit Suisse

August 3, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report August 3, 2006
Date of earliest event reported August 3, 2006

Commission file no. 333-133184-12

Neiman Marcus, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	20-3509435 (I.R.S. Employer Identification No.)
1618 Main Street Dallas, Texas (Address of principal executive offices)	75201 (Zip code)

Registrant's telephone number, including area code: (214) 743-7600

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

  ☐
  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

  ☐
  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

  ☐
  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

  ☐
  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 2.02.    RESULTS OF OPERATIONS AND FINANCIAL CONDITION

ITEM 7.01.    REGULATION FD DISCLOSURE

The following information is being furnished, not filed, pursuant to Items 2.02 and 7.01. Accordingly, this information will not be incorporated by reference into any registration statement filed by Neiman Marcus, Inc. under the Securities Act of 1933, as amended, unless specifically identified as being incorporated therein by reference.

On August 3, 2006, The Neiman Marcus Group, Inc., the registrant's wholly-owned subsidiary, issued a press release announcing its revenue results for the four weeks, quarter and fiscal year ended July 29, 2006.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

NEIMAN MARCUS, INC.
Date: August 3, 2006	By:	/s/ T. DALE STAPLETON T. Dale Stapleton Vice President and Controller (principal accounting officer of the registrant)

FOR IMMEDIATE RELEASE
CONTACT:	James E. Skinner Senior Vice President and Chief Financial Officer (214) 757-2954
Stacie Shirley Vice President—Finance and Treasurer (214) 757-2967

THE NEIMAN MARCUS GROUP REPORTS JULY REVENUES

        DALLAS, Texas, August 3, 2006—The Neiman Marcus Group, Inc. announced preliminary Company-wide revenues for July 2006. The Company's fifty-two week fiscal year 2006 ended on July 29, 2006.

4 weeks ended

	July 29, 2006	July 30, 2005	% Change
Total Revenues	$249 million	$226 million	9.7%
Comparable Revenues	$242 million	$225 million	7.5%

13 weeks ended

	July 29, 2006	July 30, 2005	% Change
Total Revenues	$915 million	$840 million	9.0%
Comparable Revenues	$890 million	$835 million	6.6%

52 weeks ended

	July 29, 2006	July 30, 2005	% Change
Total Revenues	$4.11 billion	$3.77 billion	8.8%
Comparable Revenues	$3.99 billion	$3.74 billion	6.8%

        All figures have been adjusted to exclude the revenues of Gurwitch Products, L.L.C.

        In the four-week July period, comparable revenues in the Specialty Retail Stores segment, which includes Neiman Marcus Stores and Bergdorf Goodman, increased 7.9 percent. Revenue growth trends were the strongest in the Company's stores in the Southeast and at Bergdorf Goodman in Manhattan. The merchandise categories in the Specialty Retail Stores segment that performed the strongest included jewelry, women's contemporary sportswear, designer handbags, women's shoes and men's.

        Comparable revenues at Neiman Marcus Direct in the four-week July period increased 11.5 percent. The top selling merchandise categories in the Direct Marketing segment included jewelry, women's apparel and shoes, handbags, furniture and rugs and men's.

        Comparable revenues for the Neiman Marcus Group for the fourth quarter of fiscal year 2006 increased 6.6 percent. For the fourth quarter of fiscal year 2006, Specialty Retail Stores comparable revenues increased 5.8 percent, including a 4.7 percent increase at Neiman Marcus Stores and a 12.7 percent increase at Bergdorf Goodman. Neiman Marcus Direct fourth quarter fiscal year 2006 revenues were 13.2 percent above last year.

        On a separate matter, the Company announced that its majority interest in Gurwitch Products, L.L.C. was sold to Alticor Inc. on July 27, 2006, for cash proceeds of approximately $40.8 million.

        The Neiman Marcus Group, Inc. operations include the Specialty Retail Stores segment and the Direct Marketing segment. The Specialty Retail Stores segment consists primarily of Neiman Marcus and Bergdorf Goodman stores. The Direct Marketing segment conducts both print catalog and online operations under the Neiman Marcus, Horchow and Bergdorf Goodman brand names. Information about the Company can be accessed at www.neimanmarcusgroup.com.

From time to time, the Company may make statements that predict or forecast future events or results, depend on future events for their accuracy or otherwise contain "forward-looking information." These statements are made based on management's expectations and beliefs concerning future events and are not guarantees of future performance.

The Company cautions readers that actual results may differ materially as a result of various factors, some of which are beyond its control, including but not limited to: political or economic conditions; terrorist activities in the United States or escalation in the international war on terrorism; disruptions in business at the Company's stores, distribution centers or offices; changes in consumer confidence resulting in a reduction of discretionary spending on goods that are, or are perceived to be, "luxuries"; changes in demographic or retail environments; changes in consumer preferences or fashion trends; competitive responses to the Company's marketing, merchandising and promotional efforts; changes in the Company's relationships with key customers; delays in the receipt of merchandise; seasonality of the retail business; adverse weather conditions, particularly during peak selling seasons; delays in anticipated store openings; natural disasters; significant increases in paper, printing and postage costs; litigation that may have an adverse effect on the Company's financial results or reputation; changes in the Company's relationships with designers, vendors and other sources of merchandise; the financial viability of the Company's designers, vendors and other sources of merchandise; the design and implementation of new information systems or enhancement of existing systems; changes in foreign currency exchange rates; impact of funding requirements related to the Company's noncontributory defined benefit pension plan; changes in the Company's relationships with certain of key sales associates; changes in key management personnel; changes in the Company's proprietary credit card arrangement that adversely impact its ability to provide consumer credit; or changes in government or regulatory requirements increasing the Company's cost of operations.

These and other factors that may adversely effect the Company's future performance or financial condition are contained in its Annual Report in Form 10-K and other reports filed with and available from the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statements to reflect subsequent events, new information or future circumstances.

####

2

QuickLinks

SIGNATURES
THE NEIMAN MARCUS GROUP REPORTS JULY REVENUES